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                                                                    EXHIBIT 21.1

                                  SUBSIDIARIES


                 Innkeepers USA Trust, a Maryland real estate investment trust the "Company"), operates principally through two entities, (i) Innkeepers financial Corporation, a Virginia corporation ("IFC"), which is a wholly-owned subsidiary of the Company, and (ii) Innkeepers USA Limited Partnership, a Virginia limited partnership (the "Partnership"), of which IFC owns an approximately 81.9% interest. All of the Company's hotels are owned by the partnership or subsidiary limited partnerships which are owned 99% by the partnership and 1% by either the Company directly or corporations which are holly-owned by the Company.